FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 26, 2004

Lucky1 Enterprises Inc.

Filer# 0-16353

6th Floor, 1199 West Hastings Street

Vancouver, British Columbia

Canada V6E 3T5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Schedule “A” – Annual President’s Report 2004

Exhibit

 2

Schedule “B” – Management Proxy Materials

Exhibit 3

Schedule “C” – Form of Proxy

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: March 26, 2004

EXHIBIT 1  (SCHEDULE “A”)

LUCKY 1 ENTERPRISES INC.

2003 President’s Report to Shareholders

I am pleased to report to you that during 2003, the Company was able to survive and was able to continue its operations uninterruptedly.

As reported earlier, the Company entered into a Licensing Agreement with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a related company, on November 4, 2002 for the joint development of certain gaming software consisting of three card games (the “Gaming Software”).  Pursuant to this Licensing Agreement, the Company has paid a one time license fee of CDN $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the Gaming Software, as a result of which, the Gaming Software is now equally owned by Las Vegas and the Company.  I am pleased to report that the Company’s investment in the Gaming Software has started generating revenues for the Company.

During the year, by means of Private Placement Financing Agreements, the Company acquired, at different prices, common shares in the capital of Las Vegas (the “Las Vegas Securities”).  I am pleased to report that the Company has realized a gain on the sale of some of the Las Vegas Securities.

During 2003, the Company made an investment by acquiring a 10% interest in the Inter-Café Project, a business concept developed by Interfranchise Inc.

Throughout the year, Management of the Company was able to raise various financings from different parties in the form of Private Placement Financings for the Company.  Needless to say, these financings have been useful to the Company.

The Company’s Management is dedicated to the Company’s growth, and with continued shareholder support and co-operation, the lengthy and difficult process of building corporate fundamentals can continue.

I wish to thank our shareholders for their support of, and confidence in the Company.

On behalf of the Board of Directors of

Lucky 1 Enterprises Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

March 12, 2004

EXHIBIT 1  (SCHEDULE “B”)

 LUCKY 1 ENTERPRISES INC

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of LUCKY 1 ENTERPRISES INC. (hereinafter called the "Company") will be held on Friday April 30, 2004 at  #600 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the audited financial statements of the Company for the fiscal year ended December 31, 2003 and the Auditor's Report thereon;

2.

To fix the number of Directors for the ensuing year at four;

3.

To elect Directors for the ensuing year;

4.

To re-appoint Smythe Ratcliffe, Chartered Accountants, as the Company’s Auditor for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditor;

5.

To consider and, if thought fit, to approve an ordinary resolution adopting the Company’s 2004 Stock Option Plan as more particularly described under the heading “Special Business” in the accompanying Information Circular;

6.

To transact such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and Proxy with notes to Proxy.

Take notice that pursuant to section 111 of the British Columbia Company Act (“Act”) and section 4(2) of the Company Act Regulations, there are no qualifications for directors provided by the Company’s Articles or by the Act other than that the majority of the directors must be persons ordinarily resident in Canada and one director must be ordinarily resident in British Columbia, and no election of a person as a director is valid unless the person consented to act as a director before the election or, if elected at a meeting, the person was present and did not refuse to act as a director.  The Act provides in s.114(1) that no person is qualified to become a director who is:  under the age of 18 years; found to be incapable of managing the person’s own affairs by reason of mental infirmity; an undischarged bankrupt; unless the court orders otherwise, convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or involving fraud unless five years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed ceases on a pardon being granted under the Criminal Records Act (Canada); or a person whose registration in any capacity has been cancelled under the Securities Act by either the B.C. Securities Commission or the executive director, or under the Mortgage Brokers Act by either the Commercial Appeals Commission or the registrar unless the commission, the executive director or the registrar, whichever is applicable, otherwise orders or unless five years have elapsed since the cancellation of the registration.

Shareholders unable to attend the Annual General Meeting in person should read the notes accompanying the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time and to the location set out in the said notes to the Proxy.

The enclosed Proxy is solicited by Management and you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 12th day of March, 2004.

BY ORDER OF THE BOARD,

“Bedo H. Kalpakian”

_____________________

Bedo H. Kalpakian,

President

LUCKY 1 ENTERPRISES INC.

6th Floor, 1199 West Hastings Street

VANCOUVER, BRITISH COLUMBIA

CANADA   V6E 3T5

INFORMATION CIRCULAR

(as at March 12, 2004 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of LUCKY 1 ENTERPRISES INC. (the "Company") for use at the Annual General Meeting of Shareholders (the "Meeting") to be held on Friday, April 30, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting.  While it is expected the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying Proxy are directors of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY OR BY COMPLETING ANOTHER PROXY.  The Proxy will not be valid unless it is deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 at least 48 hours (excluding Saturdays and holidays) before the holding of the said Meeting or with the Chairman of the Meeting at any time prior to the vote on which it is to be exercised.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at P.O. Box 10068, 1600 - 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.

EXERCISE OF DISCRETION

The persons named in the enclosed Proxy will, if the instructions are certain, vote the shares represented thereby on any poll, and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares will be voted in accordance with the specification so made.  ON A POLL, THEY WILL VOTE SUCH SHARES FOR THE APPROVAL OF EACH MATTER FOR WHICH NO SPECIFICATION HAS BEEN MADE.

The enclosed Proxy confers discretionary authority upon the person appointed under the Proxy with respect to amendments or variations of matters identified in the Notice of Annual General Meeting, and with respect to other matters which may properly come before the Meeting.  At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at March 12, 2004, the record date for the Meeting, the Company had 10,902,060 common shares issued and outstanding, each share carrying the right to one vote.

To the best of the knowledge of the directors and senior officers of the Company, the following persons or corporations beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as at March 12, 2004.

Name and Municipality	Type of Ownership	Number of Common Shares Held	Percentage of Issued Shares
Bedo H. Kalpakian and Jacob H. Kalpakian	Direct/indirect (1)	4,597,031	42.0%
Interfranchise Inc.	Direct/indirect (2)	1,525,000	14.0%

Note:

The above information was supplied by the management of the Company.

(1)

Of these shares, 2,161,304 are held by Bedo H. Kalpakian directly, 1,997,420 are held by Jacob H. Kalpakian directly,  38,302 common shares are held by Kalpakian Bros. of B.C. Ltd., and 5 common shares are held by Texas Pacific and Minerals Inc., private companies of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 400,000 common shares are held by the sister and mother of Jacob H. Kalpakian.

(2)

Claude Lavigne has a beneficial ownership of 10% or more of Interfranchise Inc.

Only shareholders of record at the close of business on March 12, 2004 will be entitled to receive the Notice of Annual General Meeting and only shareholders of record at the close of business on March 12, 2004 will be entitled to vote or have their shares voted at the Meeting.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the period ending December 31, 2003 (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the shareholders at the Meeting.  The Financial Statements, together with the Auditors’ Report thereon and Directors’ Report to Members, are being mailed to the shareholders of record with this Information Circular.  Copies of the Financial Statements, together with the Directors’ Report to Members, Notice of Meeting, Information Circular and Proxy will be available from the Company’s Registrar and Transfer Agent.

EXECUTIVE COMPENSATION

The following is a discussion of the compensation paid to each of the individuals who were, as at December 31, 2003, the most recently completed fiscal year of the Company, the Company's Chief Executive Officer and the Company's other four most highly compensated executive officers whose individual total compensation exceeded $100,000 for the most recently completed fiscal year (the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer except for not serving as such as at the Company's most recently completed fiscal year end.

As at December 31, 2003, the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, Bedo H. Kalpakian, the President, C.E.O. and a director of the Company.

Definitions:  for the purpose of this Information Circular.

“Equity security” means securities of the Company that carry a residual right to participate in earnings of the Company and, upon liquidation or winding up of the Company, its assets.

“Option” means all options, share purchase warrants and rights granted by the Company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment.

“LTIP” means long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company’s securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

“SAR” means a stock appreciation right, which is a right, granted by the Company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and position of of Principal	Fiscal Year Ending	Salary (1)	Bonus	Other Annual Compen-sation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen-sation
Bedo H. Kalpakian, President	2003 2002 2001	$80,000 $70,000 $100,000	N/A N/A N/A	N/A N/A N/A	348,000 (2) N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)

Mr. Kalpakian is paid indirectly through Kalpakian Bros. of B.C. Ltd. pursuant to a New Management Services Agreement dated November 1, 2001 and adopted on February 20, 2002 disclosed below.  Refer to “Termination of Employment, Change in Responsibilities and Employment Contracts” and “Management Contracts” for further particulars.

(2)

Options to purchase up to 348,000 common shares at a price of U.S. $0.15 per share of which 173,000 options are exercisable on or before March 21, 2004 and 175,000 options are exercisable on or before September 23, 2004.

Long Term Incentive Plans – Awards In Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the most recently completed fiscal year.

Options/SARS Granted During The Most Recently Completed Fiscal Year

During the Company's most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officer.  No SAR’s (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	% of Total Options Granted to Employees in Fiscal Year	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Bedo H. Kalpakian	Mar 23/2003 Sep 23/2003	173,000 175,000	U.S.$0.15 U.S.$0.15	50.0%	U.S. $0.15 U.S. $0.15	Mar 21/2004 Sep 23/2004

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officer, as well as the fiscal year end value of stock options held by the Named Executive Officer.  During this period, no outstanding SARS were held by the Named Executive Officer.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value (1) of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/ Unexercisable ($)
Bedo H. Kalpakian	N/A	N/A	348,000/ 4,953	U.S.$20,880 / NIL

(1)

In-the-Money options are those where the market value of the underlying securities at the fiscal year-end exceeds the exercise price of the options.  The closing price of the Company's shares on December 31, 2003(i.e., fiscal year-end) was US $0.21 $ (CDN $0.27) and therefore 348,000 Incentive Stock Options exercisable at U.S. $0.15 per share were in-the-money, however 4,953 Incentive Stock Options granted during 1999 and exercisable at CDN$2.25 per share were not in-the-money.

Termination of Employment, Change in Responsibilities

and Employment Contracts

The Named Executive Officer was paid indirectly a salary of CDN$10,000 per month pursuant to an addendum to the New Management Services Agreement which was adopted on August 14, 2003 between the Company and Kalpakian Bros. of B.C. Ltd.  The total compensation paid indirectly to the Named Executive Officer during 2003 was CDN$80,000.

Pursuant to a Director’s Resolution dated February 20, 2002, the May 4, 1994 New Management Services Agreement between the Company, Bedo H. Kalpakian and Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. was terminated and a New Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated November 1, 2001 was approved and adopted (“New Management Services Agreement”).  The New Management Services Agreement became effective as of November 1, 2001, and shall be automatically renewed on a year by year basis, unless terminated as stipulated in the New Management Services Agreement. On August 14, 2003 an addendum to the New Management Services Agreement was approved by the Company’s Board of Directors with both Bedo H. Kalpakian and Jacob H. Kalpakian abstaining from the vote whereby the Company’s Board approved the increase of the monthly fee payable to Kalpakian Bros. of B.C. Ltd., to CDN$20,000 plus G.S.T. effective as of July 1st, 2003.  The New Management Services Agreement may be terminated at anytime by either party on three months’ written notice.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above.  In addition, CDN$10,000 per month for management services was paid indirectly to Jacob H. Kalpakian, through Kalpakian Bros. of B.C. Ltd. pursuant to the New Management Services Agreement described above. The total compensation paid indirectly to Jacob H. Kalpakian during 2003 was CDN$80,000.  Also, please see the section entitled "Management Contracts" below.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Regulatory Authorities.

During the Company's most recently completed fiscal year, options to purchase an aggregate of 696,000 common shares at a price of U.S. $0.15 per share, on or before March 21, 2004 with respect to 346,000 common shares and on or before September 23, 2004 with respect to 350,000 common shares, were granted to the Company's directors of which none have been exercised.

MANAGEMENT CONTRACTS

During the most recently completed financial year, the amount of CDN$160,000 was paid to Kalpakian Bros. of B.C. Ltd., the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian of Vancouver, B.C. Canada, both Company directors and shareholders.  Neither Kalpakian Bros. of B.C. Ltd., nor any associate or affiliate of Kalpakian Bros. of B.C. Ltd. has (i) been indebted to the Company since the commencement of the latest completed fiscal year; or (ii) entered into any transaction or arrangement with the Company since the commencement of the last completed year, except as disclosed herein.

On February 20, 2002, the New Management Services Agreement was entered into between the Company, Bedo H. Kalpakian and Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd.  The New Management Services Agreement became effective as of November 1, 2001, and will be automatically renewed on a year by year basis, unless earlier terminated as stipulated in the New Management Services Agreement. On August 14, 2003 an addendum to the New Management Services Agreement was approved by the Company’s Board of Directors with both Bedo H. Kalpakian and Jacob H. Kalpakian abstaining from the vote whereby the Company’s Board approved the increase of the monthly fee to CDN$20,000 plus G.S.T. effective as of July 1st, 2003.  The New Management Services Agreement may be terminated at anytime by either party on three months’ written notice.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the latest completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as disclosed herein.

Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company, entered into Private Placement Flow-Through Share Financing Agreements with the Company on December 29, 2003 and March 10, 2004 for the purchase of 850,000 Flow-Through Share Units and 1,000,000 Flow-Through Share Units at the purchase price of CDN $0.10 per unit respectively. Each Unit consisting of one common share (the “Flow-Through Shares”) of the Company which will be a “flow-through share” pursuant to the provisions of subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”) each Warrant entitling the holder to purchase one common share (the “Flow-Through Warrant

Shares”) which will be a “flow-through share” at a price of CDN $0.15 per Flow-Through Warrant Share for a period of 12 months and thereafter at a price of CDN $0.20 per Flow-Through Warrant Share for a further 6 months, and thereafter one common share (the “Non-Flow-Through Warrant Shares) of the Company at a price of CDN $0.20 per Non-Flow-Through Warrant Share for a further 6 months.  All common Shares and non-transferable Warrants of the Company pursuant to these Private Placement Financings have been issued.

These transactions were approved by resolutions of the Board of directors.  As both Jacob H. Kalpakian and Bedo H. Kalpakian had an interest in the transaction, they abstained from voting.

Reference is made to the sections entitled “Management Contracts” and “Executive Compensation”.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting except as disclosed herein.  For the purpose of this paragraph "person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution fixing the number of directors of the Company at four for the ensuing year.

The size of the Board of Directors is currently determined at four.  It is intended that the number of directors will remain at four for the ensuing year.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the Shareholders or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the four nominees listed herein.  The names of further nominees may come from the floor at the Meeting.  The Company has received no nominations for directors pursuant to sections 153 and 154 of the Company Act (British Columbia) as set out in the Advance Notice of Meeting, published in the Province newspaper on February 11, 2004 in Vancouver, BC.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.

The nominees for the office of directors and information concerning them as furnished by the individual nominees are as follows:

Name, position with the Company and Municipality of Residence (1) (2)	Principal Occupation for the past five years	Date Served as Director Since	Common Shares Held (3)

Bedo H. Kalpakian* President and Director Vancouver, BC	President of the Company; Chairman of Las Vegas From Home.com Entertainment Inc.	August 24, 1984	2,161,304 direct 38,307 indirect(4)

Jacob H. Kalpakian Vice President and Director Vancouver, BC	Vice President of the Company; President and C.E.O of Las Vegas From Home.com Entertainment Inc.	January 2, 1991	1,997,420 direct 38,307 indirect(4) 400,000 indirect(6)

Gregory Todd McFarlane*# Director Las Vegas, Nevada	Advertising Copywriter with Schadler Kramer Advertising, Las Vegas, Nevada and DRGM Advertising and Public Relations	October 1, 1992	0

James Wayne Murton*# Director Kelowna, BC	President of J.W. Murton & Associates, a geological engineering and mining services company	April 15, 1999	89,985 indirect(5)

*   Members of the Company's Audit Committee.  The Company does not have an Executive Committee.

#   Members of the Independent Committee of Directors

(1)

All Directors were elected at the last Annual General Meeting.  Unless otherwise stated above, all nominees have held the principal occupation or employment indicated for the past five years.

(2)

For the purposes of disclosing positions held in the Company, "Company" shall include the Company and a parent or subsidiary thereof.

(3)

Common shares beneficially owned by directors (directly or indirectly or over which control or direction is exercised) is based on information furnished to the Company by the nominees.

(4)

Of these shares, 5 are held by Texas Pacific Minerals Inc., and 38,302 are held by Kalpakian Bros. of B.C. Ltd., private companies of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

(5)

Shares held by J.W. Murton & Associates, a private company owned by J. Wayne Murton.

(6)

Of these shares, 200,000 are held by Isabel Kalpakian, the director’s sister and 200,000 are held by Chouchan Kalpakian, the director’s mother and would be shares considered to be those which the director may have indirect control or direction over.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since January 1, 2003 no director, senior officer, proposed nominee for director or any associate or affiliate of the foregoing has been indebted to the Company or any of its subsidiaries, nor has any such person been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the re-appointment of SmytheRatcliffe, Chartered Accountants, of 7th Floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia V6C 2G8, as the Auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at a remuneration to be fixed by the Board of Directors.   Smythe Ratcliffe, Chartered Accounts were initially appointed as auditor of the Company on April 10, 2003.

SPECIAL BUSINESS

APPROVAL OF STOCK OPTION PLAN

General approval of shareholders is sought for an ordinary resolution to confirm, ratify and approve the Company’s 2004 Stock Option Plan which was approved by the Board of Directors by resolution passed on March 12, 2004, subject to the approval of the Company’s shareholders and subject to such amendments as may be required by the shareholders of the Company.  Approval for the Plan must be given by a majority of votes cast at the meeting other than votes attached to common shares beneficially owned by “Related Persons” to whom options may be issued under the Plan.  “Related Persons” means directors and senior officers of the Company and any of its affiliates, their associates and affiliates and their permitted assigns. To Management’s knowledge, votes attaching to 4,287,016 common shares will be excluded from voting on the resolution.  A copy of the Plan is available for inspection during normal business hours at the Company’s head office, Suite 600 - 1199 West Hastings Street, Vancouver, BC V6E 3T5 during the period from the mailing of this Information Circular through the date of the Meeting. A copy of the Plan will also be available for inspection at the Meeting.

The Company’s 2004 Stock Option Plan provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company.  The Company’s 2004 Stock Option Plan will replace the Company’s Existing 2002 and 2003 Stock Option Plans which were previously approved by the Company’s Board of Directors and Shareholders.

Summary of Material Terms

1.

Number of Common Shares Reserved for Issuance under the Plan

The Board of Directors proposes to reserve for issuance under the Plan, and any stock options previously granted outside of the Plan, in the aggregate such number of Common Shares as is equal to 20% of its issued and outstanding Common Shares on a “rolling” basis, i.e. calculated from time to time whenever an option is granted under the Plan.

The number of Common Shares currently issued and outstanding is 10,902,060.  The number of Common Shares reserved for issuance under currently outstanding stock options totals 1,682,415.  It is the intention of the Board to grant any future stock options under the Plan. If any option (whether granted under such Plan or not) expires or otherwise terminates, in whole or in part, without having been exercised in full, the Common Shares not purchased under such option shall revert to and become available for issuance under the Plan.

2.

Certain Defined Terms

Each of the following defined terms used in the Plan has essentially the meaning assigned thereto in the policies of the TSX-Venture Exchange: “Consultant”, “Employee”, , and “Management Company Employee”.  “Insider” has the meaning assigned thereto under section 1(1) of the Securities Act (British Columbia).

3.

Purposes of the Plan and Eligibility

The purpose of the Plan is to advance the interests of the Company by providing eligible persons with additional incentive; encouraging stock ownership of eligible persons; increasing the proprietary interest of eligible persons in the success of the Company; encouraging eligible persons to remain with the Company or its subsidiaries; and attracting new employees, directors and officers.

Directors, senior officers, Consultants, Employees, and Management Company Employees of the Company and its subsidiaries are eligible to participate in the Plan.

While the Board, or any Committee to which administration of the Plan may be delegated, may, at its discretion, decide which terms to include in any option agreement on a case-by-case basis and there is no obligation on the Board or such Committee, if any, to use an identical form of option agreement or stipulate identical terms for each category of optionee or otherwise, the Board imposes certain restrictions as set out below.

The aggregate number of Common Shares that may be reserved for issuance pursuant to an option or options granted to any one individual in any 12-month period shall not exceed 5% and in the case of insiders, 10%, of the issued and outstanding Common Shares, calculated at the date any such option is granted.  The maximum number of common shares which may be issued to Insiders under the Plan or any other share compensation arrangement within any 12 month period shall be 10% of the common shares issued and outstanding at the time of issuance.

4.

Vesting Requirements

For any option granted under the Plan, the Board of Directors may, at its sole discretion, determine whether such option shall vest immediately or be subject to such vesting schedule as the Board may deem appropriate in the circumstances.

Notwithstanding the above, in the event a take-over bid, as defined in the Securities Act (British Columbia) but excluding an exempt take-over bid pursuant to section 98 of the Act) is made by any offeror to acquire outstanding voting or equity securities of the Company, the Board of Directors shall have the power and authority to pass a resolution deeming options that have not vested at the time to have vested, so as to enable optionees to exercise their respective options to the fullest extent possible and to tender all shares thereunder to such take-over bid.

5.

Termination or Expiry of Options

The Plan stipulates that options may be granted under the Plan with a maximum term of five years.

Except as otherwise determined by the Board options granted under the Plan must expire within 90 days after an optionee ceases to be a director, senior officer, consultant, employee or management company employee. Termination for cause shall result in expiry of the affected option effective immediately upon such termination.

In the event of an optionee’s death, the deceased’s option may be exercised by his or her heirs or administrators within one year after the date of death (to the extent that the optionee was entitled to exercise such option as of the date of death).

6.

Other Material Terms

The exercise price for any option shall be fixed by the Board. The Plan stipulates that the minimum exercise price may be at a discount of 25% to the closing market price of the Company’s common shares on the day preceding the grant of the option but not less than CDN$0.05 per share.

All options granted and any Common Shares issuable upon exercise thereof shall be subject to any resale restrictions under applicable securities laws.

All options are non-assignable and non-transferable (subject to the options being exercisable by the optionee’s heirs or administrators in the event of the optionee’s death).

The Board of Directors may at any time, and from time to time, amend the Plan. However, no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary for the Plan to satisfy any stock exchange or quotation system listing requirements. The Board shall not make any changes to any existing option agreements that are adverse to the optionee unless such optionee first consents in writing to any such changes.

If any change is made in the Common Shares subject to the Plan, or subject to any option (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be appropriately adjusted in the type(s) and maximum number of securities subject to the Plan and the maximum number of securities subject to award to any person, and the outstanding options will be appropriately adjusted in the type(s) and number of securities and price per share of shares subject to such outstanding options.

Shareholder Approval

Management requests that the shareholders consider and, if deemed appropriate, pass an ordinary resolution as follows:

“RESOLVED THAT:

1.

the Company’s 2004 Stock Option Plan dated March 12, 2004, (hereinafter referred to as the “2004 Stock Option Plan”) be and it is hereby confirmed, ratified and approved; and

2.

incentive stock options previously granted to insiders of the Company be ratified, approved and confirmed.”

OTHER BUSINESS

Management is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

By order of the Board,

“Bedo H. Kalpakian”

____________________

Bedo H. Kalpakian,

President

Exhibit 1  (Schedule “C”)

I.  PROXY

ANNUAL GENERAL MEETING OF MEMBERS OF LUCKY 1 ENTERPRISES INC. (the "Company")

TO BE HELD AT

600-1199West Hastings Street,
Vancouver, BC, V6E 3T5

ON April 30, 2004, AT 10:00AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Bedo H. Kalpakian, the President and a Director of the Company, or failing this person, Jacob H. Kalpakian, the Vice President and a Director of the Company, or in the place of the foregoing, __________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at 4
		For	Withhold
2.	To elect as Director, Bedo H. Kalpakian
3.	To elect as Director, Jacob H. Kalpakian
4.	To elect as Director, Gregory T. McFarlane
5.	To elect as Director, James Wayne Murton
6.	To appoint SmytheRatcliffe as Auditors of the Company
		For	Against
7.	To authorize the Directors to fix the auditors' remuneration
8	To approve, generally, the adoption of the Company’s 2004 Stock Option Plan

9.	To transact such other business as may properly come before the Meeting

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ________________________________________________________________

Please Print Name: __________________________________________________________

Date: _____________________________________________________________________

Number of Shares
Represented by Proxy: __________________________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

Instructions for Completion of Proxy

1.  If the shareholder wishes to attend the Meeting to vote on the resolutions in person, please register your attendance with the Companys scrutineers at the Meeting.

I.

2.  IF THE SHAREHOLDER HAS ITS SECURITIES HELD BY ITS FINANCIAL INSTITUTION AND WISHES TO ATTEND THE MEETING TO VOTE ON THE RESOLUTIONS IN PERSON, PLEASE CROSS OFF THE MANAGEMENT APPOINTEE NAME OR NAMES, INSERT THE SHAREHOLDER'S NAME IN THE BLANK SPACE PROVIDED, DO NOT INDICATE A VOTING CHOICE BY ANY RESOLUTION, SIGN AND DATE AND RETURN THE PROXY.  AT THE MEETING A VOTE WILL BE TAKEN ON EACH OF THE RESOLUTIONS AS SET OUT ON THIS PROXY AND THE SHAREHOLDER'S VOTE WILL BE COUNTED AT THAT TIME.

II.

3.  IF THE SHAREHOLDER CANNOT ATTEND THE MEETING BUT WISHES TO VOTE ON THE RESOLUTIONS, THE SHAREHOLDER CAN APPOINT ANOTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO VOTE ACCORDING TO THE SHAREHOLDER'S INSTRUCTIONS.  TO APPOINT SOMEONE OTHER THAN THE PERSON NAMED, PLEASE CROSS OFF THE MANAGEMENT APPOINTEE NAME OR NAMES AND INSERT YOUR APPOINTED PROXYHOLDER'S NAME IN THE SPACE PROVIDED, SIGN AND DATE AND RETURN THE PROXY.  WHERE NO CHOICE ON A RESOLUTION IS SPECIFIED BY THE SHAREHOLDER, THIS PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE SHAREHOLDER'S APPOINTED PROXYHOLDER.

III.

4.  IF THE SHAREHOLDER CANNOT ATTEND THE MEETING BUT WISHES TO VOTE ON THE RESOLUTIONS AND TO APPOINT ONE OF THE MANAGEMENT APPOINTEES NAMED, PLEASE LEAVE THE WORDING APPOINTING A NOMINEE AS SHOWN, SIGN AND DATE AND RETURN THE PROXY.  WHERE NO CHOICE IS SPECIFIED BY A SHAREHOLDER ON A RESOLUTION SHOWN ON THE PROXY, A NOMINEE OF MANAGEMENT ACTING AS PROXYHOLDER WILL VOTE THE SECURITIES AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.

IV.

5.  THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT OF A RESOLUTION THAT MAY BE CALLED FOR AND, IF THE SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SECURITIES WILL BE VOTED ACCORDINGLY.  WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS IN ANY OF THE RESOLUTIONS SHOWN ON THE PROXY, OR MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, THE SECURITIES WILL BE VOTED BY THE NOMINEE APPOINTED AS THE NOMINEE, IN ITS SOLE DISCRETION, SEES FIT.

V.

6.  IF THE SHAREHOLDER VOTES BY COMPLETING AND RETURNING THE PROXY, THE SHAREHOLDER MAY STILL ATTEND THE MEETING AND VOTE IN PERSON SHOULD THE SHAREHOLDER LATER DECIDE TO DO SO.  TO VOTE IN PERSON AT THE MEETING, THE SHAREHOLDER MUST REVOKE THE PROXY BY SENDING A NEW PROXY WITH THE REVISED INSTRUCTIONS (SEE ITEM 2 ABOVE).

VI.

7.  THE PROXY WILL NOT BE VALID UNLESS IT IS DATED AND SIGNED BY THE SHAREHOLDER OR BY HIS ATTORNEY DULY AUTHORIZED BY HIM IN WRITING, OR, IN THE CASE OF A CORPORATION,  IS EXECUTED UNDER ITS CORPORATE SEAL OR BY AN OFFICER OR OFFICERS OR ATTORNEY FOR THE CORPORATION DULY AUTHORIZED.  IF THE PROXY IS EXECUTED BY AN ATTORNEY FOR AN INDIVIDUAL SHAREHOLDER OR JOINT SHAREHOLDERS OR BY AN OFFICER OR OFFICERS OR AN ATTORNEY OF A CORPORATE SHAREHOLDER NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT SO EMPOWERING THE OFFICER OR OFFICERS OR THE ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL COPY THEREOF, SHOULD ACCOMPANY THE PROXY.

8. The Proxy will not be used at the Meeting or any adjournment thereof unless the same is deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, at least 48 hours (excluding Saturdays and holidays) before the holding of the Meeting, or with the Chairman of the Meeting at any time prior to the vote on which it is to be exercised.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Companyby mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or may be accepted by the Chairman of the Meeting prior to the vote on which it is to be exercised.. The mailing address of Computershare Trust Company is 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 and its fax number is 1(866)249-7775